

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 5, 2023

Jun Du
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
People's Republic of China

> **Re: Sinopec Shanghai Petrochemical Company Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Response dated September 20, 2023**
>   **File No. 001-12158**

Dear Jun Du:

We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

1. We note your response to prior comment 2 including your statement that certain directors are members of the Party Committee of the Company. Please provide us with your analysis with respect to each of your directors, including whether such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP and their respective roles and responsibilities. For example, we note from Item 6 that Wan Tao served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company.

Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Scott Lesmes, Esq.